SEC
Mail Processing
Section

MAY 30 2012

Washington DC
401

SECU  SSION

12063202

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 43035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Brokers Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, Plaza V, 185 Hudson Street, Suite 1500
(No. and Street)

Jersey City (City) New Jersey (State) 07311-4011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Salvia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokers Securities LLC, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

VALENTIN RIVERA HILDA
Notary Public, State of New York
No. 01VA5066801
Qualified in Bronx County
Commission Expires October 7, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

First Brokers Securities LLC
Index
March 31, 2012



Report of Independent Auditors

To the Member of
First Brokers Securities LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of First Brokers Securities LLC ("the Company") at March 31, 2012 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 24, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

First Brokers Securities LLC
Statement of Financial Condition
March 31, 2012

(dollars in thousands)

Assets		
Cash and cash equivalents	$	19,136
Deposits with clearing organizations		10
Receivable from clearing brokers		559
Commissions receivable		12
Furniture, equipment and leasehold improvements, net		965
Prepaid expenses and other assets		1,063
Total assets	$	21,745
Liabilities and Member's Equity		
Liabilities		
Accrued compensation and related expenses	$	5,344
Accounts payable and accrued expenses		566
Payable to affiliates		690
Total liabilities		6,600
Commitments and Contingencies (Note 5)		
Member's equity		15,145
Total liabilities and member's equity	$	21,745

The accompanying notes are an integral part of these financial statements.

First Brokers Securities LLC
Statement of Income
Year ended March 31, 2012

(dollars in thousands)

Revenues	
Commissions	$ 52,969
Interest and other	1,273
Total revenues	54,242
Expenses	
Compensation and related costs	44,049
Travel and entertainment	1,856
Communications	1,920
Clearance	1,019
Occupancy and equipment	865
Depreciation and amortization	173
Allocated charges from affiliates	1,111
Other	1,058
Total expenses	52,051
Net income	$ 2,191

The accompanying notes are an integral part of these financial statements.

First Brokers Securities LLC
Statement of Changes in Member's Equity
Year Ended March 31, 2012

(dollars in thousands)

	Member's Equity
Balance, March 31, 2011	$ 18,787
Distribution	(5,833)
Net income	2,191
Balance, March 31, 2012	$ 15,145

The accompanying notes are an integral part of these financial statements.

First Brokers Securities LLC
Statement of Cash Flows
Year Ended March 31, 2012

(dollars in thousands)

Cash flows from operating activities		
Net income		$ 2,191
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	$ 173	
(Increase) decrease in operating assets		
Deposit with clearing organizations		
Receivable from clearing brokers	321	
Commissions receivable	(5)	
Prepaid expenses and other assets	2,671	
Increase (decrease) in operating liabilities		
Accrued compensation and related expenses	(652)	
Payable to affiliates	(607)	
Accounts payable and accrued expenses	(175)	
Total adjustments		1,726
Net cash provided by operating activities		3,917
Cash flows from financing activities		
Distribution from members equity		(5,833)
Net cash used in financing activities		(5,833)
Net increase in cash and cash equivalents		(1,916)
Cash and cash equivalents		
Beginning of year		21,052
End of year		$ 19,136

The accompanying notes are an integral part of these financial statements.

(dollars in thousands)

1. Organization

First Brokers Securities LLC (the "Company") is a Delaware Limited Liability Company.

The Company's sole member is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Company is an indirect wholly owned subsidiary of ICAP plc (the "Group"), a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal business activity is the brokering of corporate and government debt securities.

Brokerage Capacities
In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

The Group's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Services Authority to ICAP's FSA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Compensation
The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or mark down which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

(dollars in thousands)

Unmatched Principal Transactions
The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "Matched Principal" market places acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customers orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer (s) and/or for the purposes of gaining the customer (s) access to any applicable clearing and settlement system.

In connection with acquiring positions from unmatched principal transactions and erroneous agency transactions, the Company, while managing and liquidating such positions, may generate a profit or a loss. Profits or losses from these transactions are recognized by the Company and reflected in other revenue in the Statement of Income. During the year ended March 31, 2012 the Company incurred gains of approximately $970 related to these transactions.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent asset and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, all funds are held at one financial institution.

(b) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense which is amortized over the life of the employment contracts.

(c) Income Taxes

The Company is a single member limited liability company which is owned by a partnership, and therefore treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to

(dollars in thousands)

entity level federal or state income taxation and, as such, the Company does not provide for income taxes under ASC 740, Income taxes. For income tax purposes the Company's income and/or loss is combined with that of its parent IBHNA, and is then reported on the tax return of IBNHA's two members.

3. Employee Benefits

The Company sponsors a 401(k) retirement plan (the "Plan"). The plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

4. Furniture, Equipment and Leasehold Improvements

Details of furniture, equipment and leasehold improvements at March 31, 2012 are as follows:

Telephone and computer equipment	$ 1,770
Furniture and fixtures	640
Leasehold improvements	2,501
	4,911
Less: Accumulated depreciation and amortization	(3,946)
	$ 965

5. Commitments and Contingencies

Legal Proceedings

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquires and investigations.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. There are no issues which are currently expected to have a material adverse impact on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to its operating results and cash flows, depending in part upon the operating results and cash flows for a particular period.

6. Accrued Expenses and Other Liabilities

Accrued expenses and accounts payable at March 31, 2012 include approximately $5,344 of accrued compensation and related expenses and $566 of other accrued expenses.

(dollars in thousands)

7. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability..

The Company estimates that the carrying value of its remaining financial instruments recognized on the Statement of Financial Condition (including deposits, receivables and payables), approximates fair value, as such financial instruments are short-term in nature.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made: and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2012 the Company did not have any transfers between Levels.

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions through affiliates of IBHNA, its clearing brokers, on a fully disclosed basis. Therefore, all of the money balances and long and short security positions for these securities transactions are carried on the books of the clearing brokers. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the securities transactions introduced by the Company. The receivables from the clearing brokers are pursuant to this clearance agreement.

In addition, pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2012, the Company has recorded no liability. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

(dollars in thousands)

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

9. Transactions with Affiliates

The Company entered into agreements with an indirect wholly owned subsidiaries of ICAP plc, whereby the subsidiaries provides them with shared occupancy, fixed assets and administrative services (including compliance, human resources, operations, legal and electronic data processing functions). During the year ended March 31, 2012, the Company incurred fees of approximately $1,111 under this agreement and has payables of approximately $690 relating to these fees.

Affiliates of IBHNA provide clearing services for the Company. During the year ended March 31, 2012, the Company was charged $1,016 for clearing services. As of year end March 31, 2012, the Company had a receivable with the clearing affiliate of $559.

The Company and ICAP Information Services, Inc. had an arrangement with Bloomberg Finance LP where by market prices were sold to Bloomberg for use in their analytical matrix. In exchange for this information, the Company and ICAP Information Service, Inc. were paid in total $600 annually. The amount is shared equally, and as of March 31, 2012 the Company recognized $300 in revenue which is included in other revenue.

Annually, the Company is allocated charges for liability insurance coverage. For the year ending March 31, 2012 the charge was $194 included in other expenseIn addition, the Company makes monthly payments for offices leased by an affiliate of IBHNA in New Jersey. Included in occupancy and equipment expense at March 31, 2012 was $760 for rent expense.

10. Income Taxes

The Company is a single member limited liability company which is owned by a partnership; and therefore is a disregarded entity for US income tax purposes. Historically the Company has included tax provisions on its Financial Statements and regulatory filings. During the year ended March 31, 2012 the Company's management reviewed its accounting policies relating to tax provisions. As a result of the review, and pursuant to Treasury Rule 301.7701 3 management determined that single member limited liability companies owned by a partnership are disregarded entities for income tax purposes and are not subject to an entity-level tax; and therefore the Company is not required to record tax provisions on its Financial Statements or regulatory filings. The Company has determined that the improper recognition of a tax provision in prior years is not material to previously issued financial statements and had no impact to regulatory capital. However, the Company has revised its previously issued financial statements not presented herein.

In lieu of recording an income tax provision, the Company declares and pays regular dividends up to its US taxpaying owner. The dividends allow the parent to make tax payments attributable to the Company's income passed through to ICAP North America (INA). In total for the fiscal year ending March 31, 2012 the Company made payments of $1,170.

(dollars in thousands)

11. Regulatory Developments

Recently enacted and potential further financial regulatory reforms could have a significant impact on the Company's business, financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") is expected to have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of Dodd Frank will be implemented by the various regulatory agencies and through regulation; the full extent of the impact such requirements will have on the Company's operation is unclear.

Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Company continues to engage with industry and regulators on the aspects of open and fair access to markets, the functioning of inter-dealer brokers ("IDBs") in these markets and capital requirements. Overall it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation.

12. Net Capital Requirements

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. The Rule may prohibit a member firm from expanding its business or paying cash dividends, if resulting net capital would be less than 5% of aggregate debit balances or 120% of the minimum dollar amount required. At March 31, 2012, the Company's net capital was $13,105 which was $12,855 in excess of its minimum requirement of $250.

13. Exemption from Rule 15c3-3

The Company claims exemption from the provisions of SEC Rule 15c3-3, as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (ii) of subparagraph (k)(2).

14. Subsequent Events

The Company has performed an evaluation of subsequent events through May 24, 2012. There have been no subsequent events that occurred during this period that would require recognition in the financial statements as of March 31, 2012 or for the year then ended.

First Brokers Securities, LLC
Computation of Net Capital Pursuant to Rule 15c3-1of the Securities and Exchange Commission
March 31, 2012 — **Supplemental Schedule I**

(dollars in thousands)

Computation of net capital

Total Member's equity	$ 15,145
Deductions and/or charges	
Nonallowable assets	
Commissions receivable	12
Furniture, equipment and leasehold improvements, net	965
Prepaid expenses and other assets	1,063
Total nonallowable assets	2,040
Other deductions and/or charges	
Total deductions and/or changes	2,040
Net capital before haircuts on securities positions	13,105
Haircut on securities	
Net capital	$ 13,105

Computation of alternative net capital

Minimum net capital requirement - the greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 or $250	$ 250
Excess net capital	$ 12,855

Statement pursuant to paragraph (d)(4) of Rule 17a-5:
There are no material differences in the amount presented above and the amounts reported in the Company's amended unaudited form X-17A-5 Part II Focus filing as of March 31, 2012, filed on May 21, 2012

First Brokers Securities, LLC
Computation of Reserve Requirements and Information for Possession and Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
March 31, 2012 **Supplemental Schedule II**

The Company claims exemption from the provisions of SEC Rule 15c3-3, as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (ii) of subparagraph (k)(2).


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